UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Turtle Beach Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

900450206
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP. 900450206

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Juergen Stark
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
551,479
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
551,479
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
551,479
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5%
12		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	(a)	Name of Issuer
Turtle Beach Corp.

	(b)	Address of Issuer’s Principal Executive Offices
44 South Broadway
4th Floor
White Plains, NY 10601
United States

Item 2.	(a)	Name of Person Filing
Juergen Stark (“Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of the Reporting Person is:

44 South Broadway
4th Floor
White Plains, NY 10601
United States

	(c)	Citizenship
United States

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
900450206

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

As of December 31, 2020, the Reporting person may be deemed to beneficially own 551,479 shares of common stock (“Common Stock”). The holdings reported by the Reporting Person are 551,479 shares of Common Stock, which includes 29,203 restricted stock awards, 453,880 exercisable options and 15,937 options vesting within 60 days of December 31, 2020.

	(b)	Percent of class:
3.5%

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 15,475,504 shares of Common Stock reported to be outstanding as of December 31, 2020 based on discussions with the Issuer and all Common Stock the Reporting Person has the right to acquire within 60 days of December 31, 2020.

	(c)	Number of shares as to which the person has:
		(i) Sole power to vote or to direct the vote:	551,479
		(ii) Shared power to vote or to direct the vote:	0
		(iii) Sole power to dispose or to direct the disposition of:	551,479
		(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.
	⊠

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
	Not applicable.

Item 8.	Identification and Classification of Members of the Group.
	Not applicable.

Item 9.	Notice of Dissolution of Group.
	Not applicable.

Item 10.	Certification.
	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2021

JUERGEN STARK

/s/ Juergen Stark
Name:  Juergen Stark

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